                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549                                   OMB APPROVAL
[ ]Check this box if no longer subject to                                                               --------------------------
   Section 16.  Form 4 or Form 5                               FORM 4                                   OMB Number:      3235-0287
   obligations may continue.  See                                                                       Expires:   January 31, 2005
   Instruction 1(b).                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
                                                                                                        hours per response.....0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
   Birckhead      Oliver                             Glimcher Realty Trust ("GRT")               to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Trustee       ___ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
c/o Glimcher Realty Trust                      Number of Reporting     Month/Day/Year
20 S. Third Street                             Person, if an entity     09/24/02
__________________________________________     (Voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Columbus            OH          43215                                  Original (Month/Day/      (Check applicable line)
__________________________________________                                       Year)        _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                          5. Amount of
                                         2A.                                                 Securities
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Beneficially
                              2. Trans-   Exe-       action       or Disposed of (D)         Owned        6. Ownership
                                 action  cution       Code        (Instr. 3, 4 and 5)        Following       Form:       7. Nature of
                                 Date     Date,      (Instr.     ------------------------    Reporting       Direct(D)      Indirect
                                (Month/  if any         8)                 (A)               Transaction(s)     or          Beneficial
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       (Instr.        Indirect(I)    Ownership
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               3 and 4)        (Instr. 4)    (Instr. 4)
----------------------------- ---------  ---------  ----------   --------  ---  --------   ------------     -----------    ----------

Common Shares of Beneficial    09/24/02               M            2,500   A(1) $17.61        30,400            I             (2)
Interest, $.01 par value per
share

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
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                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                      6. Date
                                                                                                                         Exercisable
                                                                                                                         and
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-           Expiration
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities           Date (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or            Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)         ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4, and 5)    Date     Expir-
1. Title of Derivative Security         ative         Day/         Day/      -----   ----  -----------------------    Exercis- ation
   (Instr. 3)                           Security      Year)        Year)      Code     V         A          D         able      Date
--------------------------------     -----------   ---------- -------------  ------------  ----------- -----------    -------- ------

Share Option (right to purchase)      $17.61         09/24/02                  M                            D        3/05/02   3/05/12

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Share Option (right             (3)              2,500        $17.61            0
to purchase)

Note:  Numbers of derivative securities beneficially owned following the reported transaction do not include other stock options with different exercise prices and expiration dates owned by the reporting person.

Explanation of Responses:  (1) The shares indicated reflect the exercise of stock options granted under the Stock Option Agreement dated March 5, 2002 at the exercise price of $17.61 per share.  (2) Includes 24,000 common shares owned by the Oliver W. Birckhead
Trust f/b/o Oliver W. Birckhead, 3,000 common shares owned by the Oliver W. Birckhead Charitable Remainder Unit Trust, 1,600 common shares owned by Mr. Birckhead's wife and 1,800 common shares held in a trust, of which Mr. Birckhead's wife is trustee.  (3) Common
Shares of Beneficial Interest, $.01 par value per share.

                                                                                /s/ Oliver Birckhead               9/24/02
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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